

Mail Stop 3561

August 18, 2015

Mr. Dennis J. Broderick
Executive Vice President, General Counsel and Secretary
Macy's, Inc.
7 West Seventh Street
Cincinnati, OH 45202

> **Re: Macy's, Inc.**
> **Form 10-K for the Fiscal Year Ended January 31, 2015**
> **Filed April 1, 2015**
> **Form 10-Q for the Quarterly Period Ended May 2, 2015**
> **Filed June 4, 2015**
> **File No. 1-13536**

Dear Mr. Broderick:

    We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

                             Sincerely,

                             /s/ Jennifer Thompson

                             Jennifer Thompson
                             Accounting Branch Chief
                             Office of Consumer Products